

Financial Certification

I, Michael Schieck, certify that:

1) The financial statements of Kookaburra Sustainable Solutions, Inc included in this Form are true and complete in all material respects; and
2) The tax return information of Kookaburra Sustainable Solutions, Inc included in this Form reflects accurately the information reported on the tax return for Kookaburra Sustainable Solutions, Inc filed for the fiscal year ended 12/31/[illegible].

[Signature]

Kookaburra Sustainable Solutions Inc.
President/CEO